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WRITER’S DIRECT LINE
May 8, 2014	414.297.5678
pgquick@foley.com Email

CLIENT/MATTER NUMBER
061300-1765

VIA EDGAR

Ms. Loan Lauren P. Nguyen

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:                            Oshkosh Corporation
Registration Statement on Form S-4
Filed March 13, 2014
File No. 333-194537

Dear Ms. Nguyen:

On behalf of our client, Oshkosh Corporation (the “Company”), we are submitting a supplemental response to comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter dated April 4, 2014 (the “Staff Letter”) in connection with the Staff’s review of the above-referenced filing.  On April 9, 2014, we submitted a letter to the Staff responding to such comments. On April 28, 2014, the Staff orally requested that the Company provide further analysis with respect to comment 1 from the Staff Letter as to why Section 10.6(3) of the Indenture, dated February 21, 2014 (the “Indenture”), by and among the Company, the Guarantors and Wells Fargo Bank, National Association, is a customary circumstance for the release of a subsidiary’s guarantee for purposes of Section 2510.5 of the Financial Reporting Manual.

Section 10.6(3) of the Indenture provides that a Guarantor is released from its guarantee obligations under the Indenture if such “…Guarantor shall no longer guarantee (other than by virtue of its Note Guarantee) any Debt under the Credit Agreement, or any other Debt for borrowed money of the Company or any of its Restricted Subsidiaries of at least $50.0 million”.  Section 2510.5 of the Financial Reporting Manual provides that “a subsidiary that guarantees its parent’s debt securities pursuant to an indenture that provides for the subsidiary’s guarantee to be released automatically under customary circumstances may rely on S-X 3-10” and that such customary circumstances include, for example, when “the subsidiary’s guarantee of other indebtedness is terminated or released”.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Ms. Loan Lauren P. Nguyen

May 8, 2014

Company Response:

The Company believes that Section 10.6(3) of the Indenture is a customary circumstance for the release of a subsidiary’s guarantee for purposes of Section 2510.5 of the Financial Reporting Manual for the reasons set forth below.

We have surveyed the terms of publicly available bond issuances since September 30, 2011, the date that Section 2510.5 of the Financial Reporting Manual was last updated.  We cataloged over 30 issuances in which the applicable indenture provides that subsidiary guarantees are released when those subsidiaries no longer guarantee certain other indebtedness, rather than all other indebtedness.  We  have set forth in Exhibit A to this letter the findings from this survey, which is not intended to be exhaustive as to the universe of indentures that contain subsidiary guarantee release provisions similar to those in the Indenture.  Some of the issuances involve release provisions that are the same as those in the Indenture.  That is, the subsidiary guarantee of the indenture is released if the subsidiary no longer guarantees debt evidenced by the company’s credit facility or other debt above a threshold.  Others involve release provisions under which the subsidiary guarantee is released if the subsidiary no longer guarantees debt evidenced by the company’s credit facility and/or other debt issued in capital markets transactions.

As evidenced by our survey of indentures, materiality — and conversely debt that is not material and therefore does not preclude a release — is expressed in a variety of ways:  by a dollar threshold; by a reference to “credit facilities” or the like; or by a reference to debt issued in a capital markets transaction.  Almost uniformly, credit facility debt is treated as material for this purpose.  Accordingly, so long as a subsidiary guarantor also guarantees one or more of these other types of material debt, it must continue to guarantee the bonds.  Conversely, a subsidiary that is a guarantor under an indenture that ceases to be a guarantor under other material debt will be automatically released as a guarantor under the indenture even if such subsidiary continues to guarantee other types of debt.

These subsidiary guarantee release mechanics reflect a practice that the debt securities market has accepted as evidenced by the purchase of the subject bonds.  This practice developed because an issuer does not want a subsidiary to have to continue to guarantee the subject debt securities if the subsidiary continues to guarantee only immaterial debt for borrowed money and because bondholders are willing to accept the risk that a released subsidiary will still guaranty other immaterial debt for borrowed money.  From a bondholder’s perspective, this makes sense given that structural subordination is the legal concern that is addressed by requiring a subsidiary guarantee.  That is, if a subsidiary were to guarantee a credit facility or other material debt, but not the bonds, then those other creditors would have a material direct claim against the assets of the subsidiary arising from the guarantee obligations, while the bondholders would lack such a claim.  For that reason, bondholders want to be in the same position vis-à-vis

Ms. Loan Lauren P. Nguyen

May 8, 2014

the assets of a subsidiary as the company’s other material creditors (e.g., the credit agreement lenders or other holders of material debt).  Thus, if those other material creditors do not have a direct claim on the assets of a subsidiary even though the subsidiary has a guarantee of immaterial debt, then the bondholders do not require such a direct claim.

Finally, construing Section 2510.5 of the Financial Reporting Manual to require a release of subsidiary guarantees of all other indebtedness could override the well-settled norms of the debt securities market.  We believe the “customary circumstances” standard in Section 2510.5 should be understood by analyzing what terms bondholders typically accept, particularly when the customary circumstances listed in Section 2510.5 are examples instead of an exhaustive list.

In summary, the Company respectfully submits that the subsidiary guarantee release provision in Section 10.6(3) of the Indenture contains a release under “customary circumstances” for the following reasons:

•                                          Based on the significant number of companies that have issued debt securities with subsidiary guarantee release provisions that are the same as in the Indenture or that otherwise provide for the release of guarantees upon the release of guarantees of other material debt but not all other debt, this type of provision is customary in the debt market.  Issuers are able to sell, and bondholders regularly purchase, debt securities that have a subsidiary guarantee release provision of this nature.

•                                          The investment banking firms involved in the Company’s offering of debt securities issued under the Indenture have communicated to the Company, on an informal basis, their view that the type of release provision in the Indenture is customary in the debt securities market.

•                                          Section 2510.5 of the Financial Reporting Manual refers to the release of “other indebtedness”, not the release of “all other indebtedness”.  As evidenced by the numerous examples in our survey, issuers presumably are interpreting the language to allow a subsidiary guarantee release tied to a release of guarantees from certain other indebtedness rather than a release of guarantees from all other indebtedness.

*     *    *

Ms. Loan Lauren P. Nguyen

May 8, 2014

If the Staff has any questions or comments concerning any of the foregoing, please contact the undersigned at (414) 297-5678.

Very truly yours,

/s/ Patrick G. Quick

Patrick G. Quick

cc:                                Heather Maples

Tanya K. Aldave

U.S. Securities and Exchange Commission

Bryan J. Blankfield

David M. Sagehorn

Thomas J. Polnaszek

Oshkosh Corporation

John K. Wilson

Spencer T. Moats

Foley & Lardner LLP

EXHIBIT A

FOLEY & LARDNER LLP SURVEY OF BOND SUBSIDIARY GUARANTOR RELEASE PROVISIONS
BASED ON RELEASES OF GUARANTEES OF OTHER INDEBTEDNESS

Materiality Standard
	Issuer	Date of Indenture or Issuance	Dollar Threshold	Credit Facility	Capital Markets Transaction
1.	Advance Auto Parts, Inc.	4/29/2010		X (subject to dollar threshold)	X (subject to dollar threshold)
2.	Joy Global Inc.	10/12/2011		X (subject to dollar threshold)
3.	Chesapeake Oilfield Operating LLC	10/28/2011	X
4.	Newmont Mining Corporation	3/8/2012	X
5.	Molson Coors Brewing Company	5/3/2012		X	X
6.	Westlake Chemical Corporation	7/17/2012	X
7.	Toll Brothers, Inc.	9/11/2012		X
8.	Fiserv, Inc.	9/25/2012	X	X
9.	HD Supply, Inc.	1/18/2013		X	X
10.	Coeur D’Alene Mines Corporation	1/29/2013	X	X
11.	Western Refining, Inc.	3/25/2013		X (subject to dollar threshold)	X (subject to dollar threshold)
12.	Corrections Corp of America	4/4/2013		X
13.	Hecla Mining Company	4/12/2013	X	X
14.	Reliance Steel & Aluminum Co.	4/12/2013		X

Materiality Standard
	Issuer	Date of Indenture or Issuance	Dollar Threshold	Credit Facility	Capital Markets Transaction
15.	O’Reilly Automotive, Inc.	6/17/2013		X (subject to dollar threshold)	X (subject to dollar threshold)
16.	ACI Worldwide, Inc.	8/20/2013		X
17.	Activision Blizzard, Inc.	9/19/2013		X
18.	Whiting Petroleum Corporation	9/26/2013	X
19.	Forum Energy Technologies, Inc.	10/2/2013		X
20.	DCT Industrial Operating Partnership LP	10/9/2013	X
21.	The Kansas City Southern Railway Company	10/29/2013		X
22.	Penn National Gaming, Inc.	10/30/2013	X
23.	Alliant Techsystems Inc.	11/1/2013		X	X
24.	IAC/InterActiveCorp	11/15/2013		X	X
25.	Forest Laboratories, Inc.	12/10/2013	X
26.	Endo Finance Co.	12/19/2013	X	X
27.	Oshkosh Corporation	2/21/2014	X	X
28.	Omega Healthcare Investors, Inc.	3/11/2014	X
29.	Treehouse Foods, Inc.	3/11/2014	X	X
30.	Jarden Corporation	3/17/2014		X
31.	Spirit Aerosystems, Inc.	3/18/2014	X	X

Materiality Standard
	Issuer	Date of Indenture or Issuance	Dollar Threshold	Credit Facility	Capital Markets Transaction
32.	Hercules Offshore, Inc.	3/26/2014		X
33.	NRG Energy, Inc.	4/21/2014		X
34.	Quad/Graphics, Inc.	4/28/2014	X	X

APPENDIX

Issuer	Date of Indenture or Issuance	Guarantor Release Language
Advance Auto Parts, Inc.	4/29/2010

Any Subsidiary Guarantee executed pursuant to Section 4.09 of this Indenture (including, without limitation, any Subsidiary Guarantee of the Securities issued as of the Issue Date), shall be automatically and unconditionally released upon the release of the guarantee that resulted in Section 4.09 of this Indenture becoming applicable (other than by reason of payment under such guarantee) so long as such Subsidiary of the Company is not at such time guaranteeing any other Credit Facility Debt or Capital Markets Debt of the Company or any Subsidiary of the Company and no Default or Event of Default is then continuing.

4.09:  Unless otherwise provided for with respect to a particular Series of Securities by a Board Resolution, a supplemental indenture or an Officers’ Certificate, if on or after the date of this Indenture, any Credit Facility Debt or Capital Markets Debt of the Company or any Subsidiary of the Company is or becomes guaranteed by any Domestic Subsidiary of the Company then, if such Subsidiary of the Company is not already a Guarantor, the Company shall cause such Subsidiary to become a Guarantor.

Credit Facility Debt:  “Credit Facility Debt” means any debt for borrowed money that (i) is incurred pursuant to a credit agreement, including pursuant to the Revolving Credit Facility, or other agreement providing for revolving credit loans, term loans or other debt entered into between Advance Auto Parts or any subsidiary of Advance Auto Parts and any lender or group of lenders and (ii) has an aggregate principal amount outstanding or committed of at least $25.0 million.

Capital Markets Debt:  “Capital Markets Debt” means any debt for borrowed money that (i) is in the form of, or represented by, bonds, notes, debentures or other securities (other than promissory notes or similar evidences of debt under a credit agreement) and (ii) has an aggregate principal amount  outstanding of at least $25.0 million.

Issuer	Date of Indenture or Issuance	Guarantor Release Language
Joy Global Inc.	10/12/2011

The Guarantee will, so long as no Event of Default shall have occurred and be continuing, be automatically and unconditionally released with respect to a Guarantor which no longer borrows or guarantees any amounts under (A) the Credit Agreement or (B) any credit agreement that replaces or refinances the Credit Agreement and under which the Company may borrow not less than $50.0 million.

Chesapeake Oilfield Operating LLC	10/28/2011

The Subsidiary Guarantee of a Subsidiary Guarantor automatically shall be released in the case of any Subsidiary Guarantor, at such time such Subsidiary Guarantor ceases to be directly liable for, or guarantee any other Indebtedness of the Company or Restricted Subsidiary, in an aggregate amount in excess of $15.0 million.

Newmont Mining Corporation	3/8/2012

The Subsidiary Guarantor will be deemed released from all of its obligations under this Indenture and its Subsidiary Guarantee, and its Subsidiary Guarantee will terminate, upon such time as the Subsidiary Guarantor ceases to guarantee the indebtedness of the Company other than indebtedness not exceeding $75,000,000 in the aggregate.

Molson Coors Brewing Company	5/3/2012

If at any time when no Default or Event of Default has occurred and is continuing with respect to Securities of any series so guaranteed, such Guarantor no longer guarantees (or which Guarantee is being simultaneously released or will be immediately released after the release of the Guarantor) the Debt of the Company under (A) the Company’s then-existing primary credit facility; (B) the Existing Notes; and (C) the Additional Debt, such Guarantor shall automatically be deemed released from all obligations under this Article XVI without any further action required on the part of the Trustee or any Holder.

“Additional Debt” shall mean any senior unsecured debt issued by the Company in future capital markets transactions.

“Debt,” with respect to any Person, shall mean: (a) indebtedness for money borrowed of such Person, whether outstanding on the date of this Indenture or thereafter incurred; and (b) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable.

Issuer	Date of Indenture or Issuance	Guarantor Release Language
Westlake Chemical Corporation	7/17/2012

Provided that no Event of Default shall have occurred and shall be continuing under this Indenture, any Guarantee incurred by a Subsidiary Guarantor shall be unconditionally released and discharged automatically at such time as such Subsidiary Guarantor ceases to guarantee any other Debt of the Company or a Subsidiary Guarantor in excess of $5 million.

Toll Brothers, Inc.	9/11/2012

(a) Any Guarantor other than the Company may be released from its Guarantee so long as:

(1) no Default or Event of Default exists or would result from release of such Guarantee;

(2) the Guarantor being released has Consolidated Net Worth of less than 5% of the Company’s Consolidated Net Worth as of the end of the Company’s most recent fiscal quarter;

(3) the Guarantors released from their Guarantees in any year-end period comprise in the aggregate less than 10% (or 15% if and to the extent necessary to permit the cure of a Default) of the Company’s Consolidated Net Worth as of the end of the Company’s most recent fiscal quarter;

(4) such release would not have a material adverse effect on the homebuilding business of the Company and its Subsidiaries; and

(5) the Guarantor is released from its guaranty(ees) under the Revolving Credit Facility; provided, that if such Guarantor subsequently provides a guarantee of Revolving Credit Facility, it shall comply with Section 4.10.

Fiserv, Inc.	9/25/2012

A Guarantor shall be released and discharged from this Supplemental Indenture and its Guarantee, provided that such Guarantor would not, immediately after such release and discharge, be required to become a Guarantor pursuant to Section 6.4, at any time such Guarantor is not a borrower or guarantor under, and has not granted any then-existing Lien to secure any obligations pursuant to, the Revolving Credit Facility or the Term Loan Facility, any refinancing or replacement thereof, and all other indebtedness for borrowed money (including capital leases) having an aggregate principal amount outstanding in excess of 10% of the Company’s Net Worth and is released or discharged from each guarantee and Lien granted by such Guarantor with respect to all such indebtedness (other than obligations arising under the Indenture and any Securities issued thereunder) except where resulting from a discharge or release as a result of payment under such guarantee.

Issuer	Date of Indenture or Issuance	Guarantor Release Language
HD Supply, Inc.	1/18/2013

Any Subsidiary Guarantor will automatically and unconditionally be released from all obligations under its Subsidiary Guarantee, and such Subsidiary Guarantee shall thereupon terminate and be discharged and of no further force or effect at any time that such Subsidiary Guarantor is released from all of its obligations under all of its Guarantees of payment of any Indebtedness of the Company or any Subsidiary Guarantor under the Senior Credit Facilities and Capital Markets Securities and is not a borrower under the Senior ABL Facility (it being understood that a release subject to contingent reinstatement is still a release, and that if any such Guarantee is so reinstated, such Subsidiary Guarantee shall also be reinstated to the extent that such Subsidiary Guarantor would then be required to provide a Subsidiary Guarantee pursuant to Section 414).

Coeur D’Alene Mines Corporation	1/29/2013

The Note Guarantee of a Guarantor will be released if the Guarantor ceases to be a borrower or guarantor under all Credit Facilities and is released or discharged from all obligations thereunder and such Guarantor is released or discharged from its Guarantee of any other Indebtedness of the Company in excess of $20.0 million in aggregate principal amount, including the Guarantee that resulted in the obligation of such Guarantor to Guarantee the Notes; provided that if such Person has incurred any Indebtedness in reliance on its status as a Guarantor under Section 4.09 hereof such Guarantor’s obligations under such Indebtedness, as the case may be, so incurred are satisfied in full and discharged or are otherwise permitted to be Incurred by a Restricted Subsidiary (other than a Guarantor) under Section 4.09 hereof

Western Refining, Inc.	3/25/2013

The Note Guarantee of a Guarantor will be released upon the release or discharge of the Guarantee which resulted in the creation of such Note Guarantee pursuant to Section 4.15, except a discharge or release by or as a result of payment under such Guarantee.

4.15:  If any Wholly-Owned Domestic Subsidiary that is not a Guarantor guarantees any Indebtedness of the Issuer or a Guarantor under (a) the Revolving Credit Agreement, or (b) any other Credit Facilities, or any capital markets debt, in the case of clause (b) in a principal amount of at least $150 million on or after the Issue Date, then that Domestic Subsidiary must promptly become a Guarantor by executing a supplemental indenture.

Issuer	Date of Indenture or Issuance	Guarantor Release Language
Corrections Corp of America	4/4/2013

Any Guarantor will be released from and relieved of any obligations under its Subsidiary Guarantee, this Indenture, the Notes and the Registration Rights Agreement if that Guarantor is released from its guarantee under all Credit Facilities of the Issuer or another Guarantor (including as a result of such Credit Facilities ceasing to be outstanding).

Hecla Mining Company	4/12/2013

The Note Guarantee of a Guarantor will be released if the Guarantor ceases to be a borrower or guarantor under all Credit Facilities and is released or discharged from all obligations thereunder and such Guarantor is released or discharged from its Guarantee of any other Indebtedness of the Company in excess of $10.0 million in aggregate principal amount, including the Guarantee that resulted in the obligation of such Guarantor to Guarantee the Notes.

Reliance Steel & Aluminum Co.	4/12/2013

A Subsidiary Guarantor will be automatically released from all its obligations under the Notes of a series, this Indenture and its Guarantee, and its Guarantee will automatically terminate upon the termination for any reason of the obligations of such Subsidiary Guarantor as a guarantor or borrower under the Credit Agreement (including, without limitation, pursuant to the terms of the Credit Agreement, upon agreement of the requisite lenders under the Credit Agreement or upon the termination of the Credit Agreement or upon the replacement thereof with a credit facility not providing for such Subsidiary Guarantor to be a guarantor or a borrower thereunder) and the termination for any reason of the obligations of such Subsidiary Guarantor as a guarantor under the Existing Notes.

Issuer	Date of Indenture or Issuance	Guarantor Release Language
O’Reilly Automotive, Inc.	6/17/2013

Any Subsidiary Guarantee shall be automatically and unconditionally released upon such Subsidiary Guarantor ceasing to guarantee or be an obligor with respect to the Revolving Credit Facility or a guarantor or obligor under any other Credit Facility Debt or Capital Markets Debt of the Company or any of the Subsidiary Guarantors.

“Capital Markets Debt” means any debt for borrowed money that (i) is in the form of, or represented by, bonds, notes, debentures or other securities (other than promissory notes or similar evidences of debt under a credit agreement) and

(ii) has an aggregate principal amount outstanding of at least $25.0 million.

“Credit Facility Debt” means any debt for borrowed money that (i) is incurred pursuant to a credit agreement, including pursuant to the Revolving Credit Facility, or other agreement providing for revolving credit loans, term loans or other debt entered into between the Company or any Subsidiary of the Company and any lender or group of lenders and (ii) has an aggregate principal amount outstanding or committed of at least $25.0 million.

ACI Worldwide, Inc.	8/20/2013

The Note Guarantee of a Guarantor will terminate and be released upon at any time that such Guarantor is released from all of its obligations (other than contingent indemnification obligations that may survive such release) under all of its Guarantees of all Debt of the Company under the Credit Facilities except a discharge by or as a result of payment under such Guarantee (it being understood that a release subject to contingent reinstatement is still a release, and that if any such Guarantee is so reinstated, such Guarantee shall also be reinstated).

Activision Blizzard, Inc.	9/19/2013

A Guarantee by a Guarantor shall be automatically and unconditionally released and discharged, and no further action by such Guarantor, the Issuer or the Trustee is required for the release of such Guarantor’s Guarantee, upon  the release or discharge of the guarantee by such Guarantor of the Senior Credit Facilities or the guarantee which resulted in the creation of such Guarantee, except a discharge or release by or as a result of payment under such guarantee.

Whiting Petroleum Corporation	9/26/2013	The Subsidiary Guarantee of a Guarantor shall be released if such Guarantor ceases to be a Material Domestic Subsidiary and is not a guarantor of Indebtedness of the Company in excess of $1.0 million.

Issuer	Date of Indenture or Issuance	Guarantor Release Language
Forum Energy Technologies, Inc.	10/2/2013

A Guarantor shall be released of any Obligations under its Guarantee, the Registration Rights Agreement and this Indenture upon provided that no Event of Default has occurred and is continuing, such Guarantor ceasing to guarantee any Indebtedness of the Issuer and any other Guarantor under any Credit Facility.

DCT Industrial Operating Partnership LP	10/9/2013

A Guarantor shall be automatically and unconditionally released from its obligations under the Indenture if such Guarantor ceases to guarantee the obligations of the Issuer under any indebtedness for money borrowed of the Issuer in an amount greater than $5,000,000.

The Kansas City Southern Railway Company	10/29/2013

A Note Guarantee of a Guarantor (other than Parent) will be released upon the release and discharge of such Guarantors’ guarantee of the Credit Agreement or under the Debt that triggered such Guarantor’s Note Guarantee.

4.05: Parent shall cause each Domestic Subsidiary that guarantees the Credit Agreement or any other Debt of the Issuer, Parent or any of Parent’s Significant Subsidiaries that is a Guarantor to become a Guarantor.

“Debt” means indebtedness for money borrower or indebtedness evidenced by a bond, note, debenture or other evidence of indebtedness, including the Credit Agreement or any refinancing thereof.

Issuer	Date of Indenture or Issuance	Guarantor Release Language
Penn National Gaming, Inc.	10/30/2013

A Guarantor shall be released and discharged of its Subsidiary Guarantee and its obligations in respect of this Indenture and the Notes at such time as such  Guarantor’s guarantee or joint and several liability with respect to the Debt Securities of the Company that required such guarantee pursuant to Section 4.15 hereof is released or discharged, or, at the Company’s option, if the Guarantor is not a guarantor of or jointly and severally liable with respect to such Debt Securities.

4.15: No Restricted Subsidiary of the Company will directly or indirectly guarantee, or become jointly and severally liable with respect to, any Debt Securities of the Company (excluding, in any event, (x) Acquired Debt and (y) guarantees of such Acquired Debt or any other Indebtedness of the Company to the extent a guarantee is required as a result of the assumption by the Company of such Acquired Debt described in clause (x) pursuant to the terms thereof as they existed at the time of and after giving effect to (and are not modified in contemplation of, other than to give effect to) the assumption of or acquisition of such Acquired Debt) issued after the date of this Indenture, unless a Guarantee as provided in Article XI is provided in respect of the Notes by such Restricted Subsidiary.

“Debt Securities” means any debt securities, as such term is commonly understood, issued in any public offering or private placement in an aggregate principal amount of $100.0 million or more.

Alliant Techsystems Inc.	11/1/2013

The Subsidiary Guarantee of a Subsidiary Guarantor shall be automatically released without any action required by the Trustee or Holders if such Subsidiary Guarantor shall have been released from its guarantee of Indebtedness under the Credit Agreement and all capital markets debt securities of the Company.

IAC/InterActiveCorp	11/15/2013

A Guarantor shall be released from its obligations under its Note Guarantee and its obligations under this Indenture upon the release or discharge of any guarantee by such Guarantor of the Credit Agreement and any Capital Markets Indebtedness of the Issuer or a Domestic Subsidiary, except a discharge or release by or as a result of payment under such other guarantee.

Issuer	Date of Indenture or Issuance	Guarantor Release Language
Forest Laboratories, Inc.	12/10/2013

A Note Guarantee by a Guarantor shall be released and discharged, and such Note Guarantee shall thereupon terminate and be discharged and of no further force and effect, if immediately after the release of such Note Guarantee, the Company would be in compliance with the covenant described under Section 4.06 (other than as a result of a release or discharge of a Guarantee provided by such Note Guarantor upon a payment under such Guarantee).

4.06: The Company or any Subsidiary of the Company may create, incur, issue, assume, Guarantee or otherwise become liable for Indebtedness, without Guaranteeing the Notes, if after giving effect thereto, Aggregate Debt would not exceed an amount equal to 15% of the Consolidated Total Assets of the Company measured at the time of incurrence of any such Indebtedness and after giving effect to such incurrence. Any Subsidiary also may, without Guaranteeing the payment of the principal of, premium, if any, and interest on the Notes, extend, renew, replace, refinance or refund any Subsidiary Debt permitted pursuant to the preceding sentence.

Endo Finance Co.	12/19/2013

Upon the release of the Guarantor’s guarantee under all applicable Triggering Indebtedness, each guarantor will be released and relieved of any obligations under its Note Guarantee.  “Triggering Indebtedness” means (i) the Credit Agreement, (ii) the Convertible Senior Subordinated Notes or (iii) any other Indebtedness of the Company or any Restricted Subsidiary represented by bonds, debentures, notes or other securities, in each case, that has an aggregate principal amount or committed amount of at least $100.0 million.

Issuer	Date of Indenture or Issuance	Guarantor Release Language
Oshkosh Corporation	2/21/2014

In the event that a Guarantor shall no longer guarantee (other than by virtue of its Note Guarantee) any Debt under the Credit Agreement, or any other Debt for borrowed money of the Company or any of its Restricted Subsidiaries of at least $50.0 million, then such Guarantor shall be deemed automatically and unconditionally released and discharged of any obligations under its Note Guarantee, as evidenced by a supplemental indenture executed by the Company, the Guarantors (other than such released Guarantor) and the Trustee, without any further action on the part of the Trustee or any Holder.  In the event any such released Guarantor shall thereafter Guarantee any Debt of the Company or a Restricted Subsidiary under the Credit Agreement or any other Debt for borrowed money of the Company or any of its Restricted Subsidiaries of at least $50.0 million (or if any released Guarantee (the release of which is a permitted release above) is reinstated or renewed), then such released Guarantor shall guarantee the Notes on the terms and conditions set forth in this Indenture, subject to future release in accordance with this Section.

Omega Healthcare Investors, Inc.	3/11/2014

A Subsidiary Guarantor shall be automatically and unconditionally released from its obligations under its Note Guarantee and its obligations under this Indenture and the Registration Rights Agreement if a Subsidiary Guarantor ceases to guarantee the obligations of the Issuer under any such Indebtedness of the Issuer that would constitute Indebtedness under clauses (1) or (2) under the definition thereof in an amount at least equal to $50 million. (Clauses (1) and (2) relate to borrowed money and debt evidenced by bonds, debentures or other similar instruments.)

Treehouse Foods, Inc.	3/11/2014

The Guarantee of the Notes of any Restricted Subsidiary will be automatically and unconditionally released and discharged if such Guarantor is released or discharged as or otherwise ceases to be (A) a guarantor or a borrower under the Credit Agreement or (B) a guarantor of any other Indebtedness of the Company or any of its Restricted Subsidiaries with a principal amount in excess of $20.0 million and, in each case, such Guarantor is not otherwise required to provide a Subsidiary Guarantee of the Notes pursuant to the provisions described in Section 4.15.

4.15: In the event that any Domestic Subsidiary (i) guarantees or becomes a borrower under the Credit Agreement or (ii) guarantees any other Indebtedness of the Company or any of its Restricted Subsidiaries with a principal amount in excess of $20.0 million, the Company shall cause such Domestic Subsidiary to  simultaneously become a Guarantor of the Notes.

Issuer	Date of Indenture or Issuance	Guarantor Release Language
Jarden Corporation	3/17/2014

Upon the release of such Guarantor from its guarantee, if any, of all pledges and security, if any, granted by such Guarantor in connection with the Credit Facility, such Guarantor shall be deemed released from all obligations under this Article 13 without any further action required on the part of the Trustee or any Holder.

Spirit Aerosystems, Inc.	3/18/2014

Any Subsidiary Guarantor shall be released and discharged, automatically, unconditionally and without further need of any action by any Person, of any obligations under this Note Guarantee in the event that such Subsidiary Guarantor shall no longer guarantee (other than by virtue of its Note Guarantee) any Debt under any Credit Facility or any other Debt of Holdings or any of its Restricted Subsidiaries of at least $10.0 million.

Hercules Offshore, Inc.	3/26/2014

A Guarantor shall be released from all of its obligations under its Note Guarantee and its obligations under this Indenture if such Guarantor is released from or otherwise ceases to guarantee any Credit Facility of the Issuer or any other Guarantor.

NRG Energy, Inc.	4/21/2014

The Subsidiary Guarantee of a Guarantor shall be released automatically if the Company has Indebtedness outstanding under the Credit Agreement (as amended, restated, modified, renewed, refunded, replaced or refinanced from time to time) at that time, upon the release of such Guarantor’s Guarantee of all Obligations of the Company under the Credit Agreement, or, if there is no Indebtedness of the Company outstanding under the Credit Agreement at that time, upon the release of such Guarantor’s Guarantee of all Obligations with respect to all other Indebtedness of the Company at that time outstanding.

Quad/Graphics, Inc.	4/28/2014

A Note Guarantee by a Guarantor shall be automatically and unconditionally released and discharged, upon the release or discharge of such Guarantor from its Guarantee of Debt of the Company and Restricted Subsidiaries under the Senior Credit Facilities (including, by reason of the termination of the Senior Credit Facilities) and all other Debt of the Company and the Guarantors (other than Debt of less than $50.0 million in principal amount), including the Guarantee that resulted in the obligation of such Guarantor to Guarantee the Notes, if such Guarantor would not then otherwise be required to Guarantee the Notes pursuant to this Indenture, except a release or discharge by or as a result of payment under such Guarantee; provided that if such Guarantor has Incurred any Debt in reliance on its status as a Guarantor, such Guarantor’s obligations under such Debt, as the case may be, so Incurred are satisfied in full and discharged or are otherwise permitted to be Incurred by a Restricted Subsidiary (other than a Guarantor).